June 8, 2007

BY EDGAR

Russell Mancuso
Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	CombiMatrix Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed June 8, 2007
File No. 333-139679

Dear Mr. Mancuso:

CombiMatrix Corporation hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 so that such registration statement shall become effective at 4:00 p.m. EDT on Friday, June 8, 2007, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

COMBIMATRIX CORPORATION

/s/ Amit Kumar

Amit Kumar
Chief Executive Officer

cc:	Raymond A. Lee